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                                                          Exhibit 28

                  [WLR FOODS, INC. LETTERHEAD]




FOR IMMEDIATE RELEASE   Contact:    Gail Price, Director of Corporate
                                    Communication
                        Phone:      703-896-0403

              WLR FOODS RESPONDS TO TYSON LETTER

Broadway, Virginia, April 21, 1994 -- James L. Keeler, president and chief executive officer of WLR Foods, Inc., today sent the following letter to Don Tyson, chairman of Tyson Foods. Mr. Keeler's letter was in response to Mr. Tyson's letter dated April 18, 1994.



April 21, 1994


Mr. Don Tyson
Chairman, Board of Directors
Tyson Foods, Inc.
2210 West Oaklawn Drive
Springdale, AR 72762-6999

Dear Don:

I have received your letter of April 18, 1994 and have shared it with the members of the Board of Directors of WLR Foods, Inc.

I want to take the opportunity to respond to your letter and to tell you how disappointed I am with the manner in which Tyson Foods, Inc. has proceeded in its attempt to acquire WLR Foods.

When we met in January, I told you I felt a responsibility to our shareholders to listen to any proposal you might make. To this end, in addition to our phone conversations, I met once with you and once with Leland Tollett. I refused to continue to meet only when you steadfastly insisted that $30 was the highest price you would offer and your approach became threatening instead of friendly.

You elected to proceed with a hostile $30 tender offer. By now you know that offer is as unattractive to our shareholders as it was to me and WLR Foods directors. Our shareholders' opposition to your tender offer was clearly shown by the fact that less than seven percent of our stock was tendered into your tender offer. Our shareholders have also told you face-to-face, in letters, phone calls, petitions and letters to the editor that they do not want WLR Foods to be acquired by Tyson. Yet you persist in

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WLR FOODS RESPONDS TO TYSON LETTER
April 21, 1994
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forcing WLR Foods to spend time and money dealing with an inadequate $30 offer. Moreover, you have done so in a way that unfairly attacks the integrity and good intentions of the people who helped build WLR Foods. Based on the draft of your proxy statement, it looks like Tyson's attacks are only going to become more unfair. Let me assure you that every action taken by the WLR Foods Board of Directors has been taken in the best interests of our shareholders.

You want to negotiate. We have no interest in spending time and money negotiating with you based on your wholly inadequate offer. We believe the investments WLR Foods made over the past five years and other strategic changes are about to lead to great things for our Company and don't believe selling now is in our shareholders' best interests. My message is simple: if you have a proposal to make, make it. We'll listen and abide by our legal obligation to carefully consider any proposal you make. And every director of WLR Foods will always do what is best for WLR Foods shareholders.

Sincerely,



James L. Keeler
President and Chief Executive Officer

cc:  WLR Foods, Inc. Directors


WLR Foods is a fully integrated provider of high quality turkey and chicken products primarily under the Wampler-Longacre(r) label and retail ice under the Cassco(r) label. This Fortune 500 Company, with current annual revenues of over $700 million, exports to more than 40 countries and has processing operations in Virginia, West Virginia and Pennsylvania, close to its major mid-Atlantic markets.

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